ENERGY EXPLORATION TECHNOLOGIES, INC.

INDEPENDENT AUDITORS' REPORT
AND
AUDITED FINANCIAL STATEMENTS

December 31, 2020

ENERGY EXPLORATION TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2020



BDO in Puerto Rico
1302 Ponce De Leon Ave.
1ST Floor
San Juan, Puerto Rico 00907
Tel: 787-754-3999
Fax: 787-754-3105
www.bdopr.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Energy Exploration Technologies, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Energy Exploration Technologies, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



To the Board of Directors and Stockholders of
Energy Exploration Technologies, Inc.
Page 2

Opinion

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO-Audit, PSC

San Juan, Puerto Rico

March 10, 2021

Certified Public Accountants
(of Puerto Rico)
License No. 320 expires December 1, 2022
Stamp E440573 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

ENERGY EXPLORATION TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2020

		2020
ASSETS		
CURRENT ASSETS -		
Cash	$	422,900
PROPERTY AND EQUIPTMENT		6,198
PREPAID EXPENSES AND OTHER ASSETS		95,456
Total assets	$	524,554
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable	$	140,690
Accrued liabilities		301,826
Convertible promissory notes, current portion		555,000
Total current liabilities		997,516
CONVERTIBLE PROMISSORY NOTES, long-term portion		1,515,330
SAFE AGREEMENT		37,000
Total liabilities		2,549,846
STOCKHOLDERS' DEFICIT:		
Founders-1 preferred stock at $0.00001 par value, 3,500,000 shares authorized, issued and outstanding		1
Founders-2 preferred stock at $0.00001 par value, 31,300 shares authorized, issued and outstanding		1
Common Stock at $0.00001 par value, 26,000,000 shares authorized; 6,872,500 issued and outstanding		3
Additonal paid-in capital		565,255
Accumulated deficit		(2,590,552)
Total stockholders' deficit		(2,025,292)
Total liabilities and stockholders' deficit	$	524,554

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
EXPENSES:	
Consulting	$ 604,832
Professional services	304,808
Research and development	544,131
Interest expense	119,563
Other expenses	231,191
Total expenses	1,804,525
NET LOSS	$ 1,804,525

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020

	Preferred Stocks		Common Stocks		Additional Paid-In Capital		Accumulated Deficit		Total
Balance at January 1, 2020	$	2	$	1	$	542,575	$	(786,027)	$	(243,449)
Issuance of common and preferred stocks		-		2		22,680		-		22,682
Net loss		-		-		-		(1,804,525)		(1,804,525)
Balance at December 31, 2020	$	2	$	3		565,255	$	(2,590,552)	$	(2,025,292)

The accompanying notes are an integral part of these financial statements.

5

ENERGY EXPLORATION TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
CASH FLOWS USED IN OPERATING ACTIVITIES:	
NET LOSS	$ (1,804,525)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:	
Non-employee share compensation	22,682
Depreciation	2,727
Changes in assets and liabilities that increase/(decrease) cash:	
Prepaid expenses and other assets	(83,594)
Accounts payable	119,090
Accrued liabilities	221,176
SAFE agreement	24,000
Net cash used in operating activities	(1,498,444)
CASH FLOWS USED IN INVESTING ACTIVITIES -	
Purchase of software licenses	(8,925)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES -	
Proceeds from convertible promissory notes	1,770,330
NET INCREASE IN CASH	$ 262,961
CASH, at beginning of year	159,939
CASH, at end of year	$ 422,900

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

1.   NATURE OF BUSINESS

Energy Exploration Technologies, Inc. (the "Company" or "EnergyX") is a domestic corporation organized under the laws of the Commonwealth of Puerto Rico on December 18, 2018. The Company is engaged in the development and commercialization of technology related to direct extraction of lithium primarily in South America and other global territories such as the United States, and next generation energy storage system, specifically related to solid state batteries.

The Company's highly scalable Direct Lithium Extraction (DLE) technology vastly increases the output and recovery of lithium, thereby decreasing the costs per ton of output. The proprietary extraction technology, LiTAS (Lithium-Ion Transport and Separation), processes brine to achieve low cost, high purity, battery grade, lithium materials. LiTAS has the ability to efficiently purify and concentrate the lithium ions in salt brines solution using mechanical separation processes. The LiTAS membranes are made up of nanoparticle materials called metal organic frameworks (MOFs) and are embedded into a polymer matrix creating a mixed matrix membrane (MMM).

The Company's activities since inception have consisted principally of research and development on its LiTAS technology, building a robust intellectual property portfolio of 23 patents, testing real lithium brine materials from existing producers, and constructing pilot plants for deployment into the field with said lithium producers. To date, EnergyX has tested real brine with 8 potential customers, some of which are the largest lithium producers in the world, and is in discussions with some 25 more. The Company has constructed 3 containerized pilot plants that will target a field deployment in Summer 2021 for purposes of longer duration testing in real world environments.

EnergyX has partnered with some of the top institutions in the world regarding water and energy technologies including SUEZ Water Technologies & Solutions, CSIRO the Australian National Laboratory System, and University of Texas' Materials for Water and Energy Technologies Center, a US Department of Energy funded center. The Company's activities are subject to customary risks and uncertainties including unsuccessful scaling or commercialization of technology, and failing to secure additional funding necessary to operationalize the Company's current technology.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2020.

Prepaid Expenses - Expenditures made to secure the use of assets or the receipts of services at a future date are charged to the prepaid account and are amortized based on the term and usage of the related asset or service.

Expense Recognition - Expenses are recognized when incurred.

Research & Development - EnergyX is engaged in research and development of novel membrane technologies with wide applications in ionic separations and selective ion transfer. Initial focus includes lithium separation and transport membranes. EnergyX's has developed such LiTAS™ membranes that exhibit unprecedented selectivity between Li and other multivalent ions which are problematic in lithium extraction. Using these membranes in existing production processes can more than double the lithium recovery of current extraction methods from brines. At the heart of these separations and membranes are Metal Organic Frameworks (MOFs). These MOFs are highly ion (Li) selective and as a result can also be used as membrane separators functioning as solid state electrolytes in secondary lithium batteries.

Bench scale and pilot scale equipment in excess of $200,000 to date has been purchased to aid the development of these membranes and test their performance. This includes several small permeations, electrodialysis and forward osmosis cells along with DC power supplies, pumps, scales and sensors to test the developed membranes in different modes of operation. Larger pilot scale electrodialysis and bi-polar electrodialysis cells along with 3 pumping, measurement and control systems have been purchased and are being manufactured at this time. General laboratory and analytical equipment purchased includes weigh balances and a Flame Atomic Absorption Spectrometer with an autosampler for chemical analysis of test solutions. This equipment has been expensed as part of research and development expenses as of December 31, 2020.

Income Taxes - Income taxes are accounted for using an asset-liability method. Deferred income taxes and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assest and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that, based on management's evaluation, are not expected to be realized.

Tax benefits of uncertain tax positions are recorded only where the position is "more likely than not" to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax position as of December 31, 2020.

Advertising - The Company expenses the cost of all advertising campaigns and promotions as they are incurred. During the year ended December 31, 2020, advertising expense amounted to $87,952, and is included as part of the operating expenses in the statement of operations.

3.   **PREPAID EXPENSES**

Prepaid expenses at December 31, 2020, consisted of the following:

	2020
Insurance	$ 8,157
Registrations and subscriptions	10,597
Vendor agreement	76,702
Total prepaid expenses	$ 95,456

4.   **CONVERTIBLE PROMISSORY NOTES**

	2020
On November 15, 2019, the Company promises to pay to the order of Egan Global Management, LLC the principal sum of $1,000,000, or, if less the outstanding amount of all advances and interest at fixed rate per annum equal to 15% computed on the basis of a 360 day year. Unless this Note is converted into common stocks, the principal and accrued interest of this Note will be due and payable by the Company at any time on or after October 31, 2021, at the Company's election or upon demand by the Holder.	$ 505,000
On July 13, 2020, the Company promises to pay to the order of Yaakov Jacobovitch, the principal sum of $250,000, made by the Holder to the Company, together with a annual amount of interest in the amount of 7% of the principal amount, on the date which this Convertible Note is repaid or converted. Unless this Note is converted into common or preferred shares, the principal and accrued interest of this Note will be due and payable by the Company at any time on or after December 31, 2022, at the Company's election or upon demand by the Holder.	250,000

Continues

ENERGY EXPLORATION TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

	2020

Continued

On September 10, 2020, the Company promises to pay to the order of RNN Ventures EnergyX Pre-A Note, LLC, the principal sum of $845,140, made by the Holder to the Company, together with a interest at fixed rate per annum equal to of 6% computed on the basis of a 360 day year. Unless this Note is converted into common or preferred shares, the principal and accrued interest of this Note will be due and payable by the Company at any time on or after September 10, 2023 at the Company's election or upon demand by the Holder. 845,140

During the year, the Company promises to pay, a total of eight convertible notes, the principal sum of $470,190, made by the Holder to the Company, together with a interest at fixed rate per annum in the range of 7% to 15% computed on the basis of a 360 day year. Unless these Notes are converted into common or preferred shares, the principal and accrued interest of these Notes will be due and payable by the Company at any time on or after November 30, 2021, for one note, and December 31, 2022, for the other seven notes, at the Company's election or upon demand by the Holder. 470,190

Less: current portion (555,000)

$ 1,515,330

The Company will be required to repay the following principal amounts in connection with its promissory covertible notes:

Years Ending December 31,	Amount
2021	$ 555,000
2022	670,190
2023	845,140
Total	$ 2,070,330

5.   **EQUITY INCENTIVE PLAN**

The Company agrees to issue restricted common and preferred stocks in the Company on the terms and conditions of an award agreement to be entered into between Consultants and the Company (an "Award Agreement") issued pursuant to an equity incentive plan to be adopted by the Company. The Award Agreement shall be subject to the terms and conditions of such equity incentive plan.

Pursuant to the equity incentive plan, the Corporation has authorized the grant of up to Two Million Five Hundred Thousand (2,500,000) Awards, including Awards of Incentive Stock Options, Non-qualified Stock Options and Restricted Stock. During 2020, the Company executed the reservation of 160,000 shares non-qualified stock options to be issued upon the exercise of options granted pursuant to the equity incentive plan and Award Agreement between the Company and participant.

As of December 31, 2020, the Company has a total of restricted shares, as follows:

Award	Shares
Restricted stock	910,000
Non-qualified stock option	365,000
Option pool	1,225,000
Total	2,500,000

6. STOCKHOLDERS' DEFICIT

In accordance with the Company's second amended and restated certificate of incorporation, the Company is authorized to issue 34,000,000 shares, consisting of two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". This Corporation is authorized to issue 26,000,000 shares of Common Stock, $0.00001 par value per share, and 8,000,000 shares of Preferred Stock, $0.00001 par value per share, 3,500,000 shares of which are designated "Founders-1 Preferred Stock" and 31,300 shares of which are designated "Founders-2 Preferred Stock".

On November 4, 2020, each share of Common Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shares of the Corporation outstanding, without any further action by any stockholder, were exchanged for and converted into one hundred (100) shares.

Any stock certificate that, represented shares of the Corporation's Common Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock, respectively, was deemed to represent shares of Common Stock, Founders-1 Preferred Stock or Founders-2 Preferred Stock, respectively, without the need for surrender or exchange thereof.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 3682(b)(2) of the General Corporations Act.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Founders-2 Preferred Stock, Common Stock or any other class ranking junior in right of payment to the Founders-1 Preferred Stock by reason of their ownership thereof, an amount per share equal to the sum of $0.15 (the "Original Issue Price") for each outstanding share of Founders-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Founders-1 Preferred Stock, and an amount equal to all accrued but unpaid dividends on such share. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Founders-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Founders-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

7.   **FUTURE EQUITY OBLIGATIONS**

The Company entered into a SAFE Agreement (Simple Agreement for Future Equity) with a Consultant for services to the Company. The Company agreed to pay in the form a SAFE Agreement the compensation amount of $2,000 per month and up to a maximum of $24,000 per year, over the term of the Service Agreement.

This Agreement will expire and terminate upon the issuance of stock to the Holder or payment equal to the Compensation amount. As of December 31, 2020, the Company owed the consultant $37,000 in shared based compensation and present it as a SAFE Agreement in the accompanying balance sheet.

8.   **COMMITMENTS**

The Company is obligated under a technology development agreement with ProfMOF that was effective July 1, 2020 that will extend for a period of two years. Total obligations under this agreement is $243,000.

The Company is obligated under technology development and research agreement with the University of Texas that was effective on September 1, 2020 that will extend for the period of three years. Total obligations under this agreement is $500,000.

Future minimum obligations related to these contracts as of December 31, 2020, are as follows:

Years Ending December 31,	Amount
2021	$ 271,500
2022	254,750
Total	$ 526,250

9. **INCOME TAXES**

The Company operates under the provisions of a Tax Exemption Agreement from the Commonwealth of Puerto Rico pursuant to the terms of Act No. 20-2012, as amended. The tax exemption grant is in accordance with the applicable terms of the Act covering the performance of the eligible service activities for markets outside of Puerto Rico. Under the provisions of the Tax Exemption, the Company was granted a partial tax exemption from certain Puerto Rico taxes, including income taxes, personal and real property taxes, municipal taxes, among others applicable to Export Service Income ("ESI"), as defined in the grant, and eligible property. The exemption period is twenty (20) years. All income generated from the ESI activity of the Company shall be taxed at a 4% flat rate for income taxes. Municipal license taxes will be 60% exempt during the term of the grant. Municipal and State taxes on real and personal property will be 100% exempt for the first five (5) years starting on the effective date of the grant. Once the five (5) term of total exemption expires, the real and personal property will be exempt 90% for the remaining period of the grant.

Non eligible services under the provisions of a Tax Exemption Agreement, the Company is subject to income taxes in Puerto Rico, at statutory rates which range from 18.5% to 37.5% depending on the level of taxable income.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Temporary differences given rise to the deferred tax asset at December 31, 2020, consist of:

	2020
Tax losses carryforward	$ 103,622
Less: valuation allowance	(103,622)
Net deferred tax asset	$ -

A valuation allowance is recorded if, based on the weight of availble evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2020, the Company recorded a valuation allowance for the entire deferred tax asset due to the uncertainty surrounding the timing of realizing certain tax benefits in future income tax returns.

At December 31, 2020, the Company had $2,587,757 in net operating losses that may be offset against future taxable income and may expire as follow:

Year Ending December 31,	Amount
2029	$ 783,232
2030	1,804,525
	$ 2,587,757

The authoritative guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns. Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as part of this accounting guidance.

The Company files income tax returns under the Internal Revenue Code of the Commonwealth of Puerto Rico and under the provisions of Act No. 20. The Company remains subject to income tax examinations for its Puerto Rico income taxes generally for years 2019 and 2020.

10.   **RISK CONCENTRATION**

Financial instruments that potentially expose the Company to certain concentrations of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions. While the Company attempts to limit any financial exposure its deposits balances may, at time, exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). All deposit accounts are insured up to $250,000 per depositor, per insured bank. The Company has not experienced any losses on such accounts. As of December 31, 2020, the Company's uninsured cash deposits amount to approximately $173,000.

Our business, results of operations and financial condition may be adversely affected if a public health epidemic interferes with the ability of us, our employees, workers, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

The Company's success depends upon the continued services of our executive officers and other key personnel who have critical industry experience and relationships. Significant competition for talented individuals could affect both Company's ability to retain key personnel and hire new ones. The loss of the services of any officers or key personnel could hinder or delay the implementation of the business model, research and development efforts, or ability to sell products and services.

11. CROWDFUNDING

On November 10, 2020, the Company started offering securities through a registered funding-portal. The Company primary offering was 210,000 shares at $4.90. This is a side-by-side offering of Common Stock, under registration exemptions 4(a)(6) and 506(c), in Energy Exploration Technologies, Inc., doing business as EnergyX. The Company plans to raise between $10,000 and $3,069,997 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c).

The amount raised under the two exemptions must total at least $10,000 by February 5, 2021 at 6:59pm ET. If the total does not reach its target, the money will be refunded to each investor. The Company may issue additional securities to raise up to $3,069,997, the offering's maximum.

12. SUBSEQUENT EVENTS

The Company raised $1,492,819 in an successful offering through registered funding-portal that finalized on February 5, 2021, selling a total of 304,657 shares, with a price per share of $4.90, as disclosed in Note 11.

During the period from January 1, 2020 to March 10, 2021, the date the financial statements were available to be issued, the Company evaluated subsequent events and determined that there were no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements aside from the disclosed above.

ENERGY EXPLORATION TECHNOLOGIES, INC.

INDEPENDENT AUDITORS' REPORT
AND
AUDITED FINANCIAL STATEMENTS

December 31, 2019

ENERGY EXPLORATION TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2019



BDO in Puerto Rico
1302 Ponce De Leon Ave.
1ST Floor
San Juan, Puerto Rico 00907
Tel: 787-754-3999
Fax: 787-754-3105
www.bdopr.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Energy Exploration Technologies, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Energy Exploration Technologies, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments; the auditors consider internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



To the Board of Directors and Stockholders of
Energy Exploration Technologies, Inc.
Page 2

Opinion

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO-Audit, PSC

San Juan, Puerto Rico

April 2, 2020

Certified Public Accountants
(of Puerto Rico)
License No. 320 Expires December 1, 2022
Stamp E395098 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

ENERGY EXPLORATION TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2019

	2019
ASSETS	
CURRENT ASSETS -	
Cash	$ 159,939
PREPAID EXPENSES	11,862
Total assets	$ 171,801
LIABILITIES AND STOCKHOLDERS' DEFICIT	
CURRENT LIABILITIES:	
Accounts payable	$ 21,600
Accrued liabilities	80,650
Total current liabilities	102,250
CONVERTIBLE PROMISSORY NOTES	300,000
SAFE AGREEMENT	13,000
Total liabilities	415,250
STOCKHOLDERS' DEFICIT	(243,449)
Total liabilities and stockholders' deficit	$ 171,801

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
EXPENSES:	
Consulting	$ 275,308
Profesional services	274,862
Research and development	87,815
Other expenses	148,042
Total expenses	786,027
NET LOSS	$ 786,027

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2019

	Preferred Stocks		Common Stocks		Additional Paid-In Capital		Accumulated Deficit		Total	
Balance at January 1, 2019	$	-	$	-	$	-	$	-	$	-
Issuance of common and preferred stocks		528,121		1		14,456		-		542,578
Net loss		-		-		-		(786,027)		(786,027)
Balance at December 31, 2019	$	528,121	$	1		14,456	$	(786,027)	$	(243,449)

The accompanying notes are an integral part of these financial statements.

5

ENERGY EXPLORATION TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
NET LOSS	$ (786,027)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:	
Non-employee share compensation	17,578
Changes in assets and liabilities that increase/(decrease) cash:	
Prepaid expenses and other assets	(11,862)
Accounts payable	21,600
Accrued liabities	80,650
SAFE agreement	13,000
Net cash used in operating activities	(665,061)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of preferred and common stocks	525,000
Proceeds from convertible promissory notes	300,000
Net cash provided by financing activities	825,000
NET INCREASE IN CASH	$ 159,939
CASH, at beginning of year	-
CASH, at end of year	$ 159,939

The accompanying notes are an integral part of these financial statements.

6

ENERGY EXPLORATION TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.   **NATURE OF BUSINESS**

Energy Exploration Technologies, Inc. (the "Company") is a domestic corporation organized under the laws of the Commonwealth of Puerto Rico on December 18, 2018. The Company has not commenced planned principal operations. The Company is engaged in the development and commercialization of technology related primarily to direct extract of Lithium in South America and next generation solid state batteries.

The Company's activities since inception have consisted principally of acquiring technology patents, raising capital, and performing research and development activities. The Company's activities are subject to significant risks and uncertainties including successful commercialization of technology and failing to secure additional funding necessary to operationalize the Company's current technology.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2019.

Prepaid Expenses - Expenditures made to secure the use of assets or the receipts of services at a future date are charged to the prepaid account and are amortized based on the term and usage of the related asset or service.

Expense Recognition - Expenses are recognized when incurred.

Income Taxes - Income taxes using are accounted for using an asset-liability method. Deferred income taxes and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assest and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that, based on management's evaluation, are not expected to be realized.

Tax benefits of uncertain tax positions are recorded only where the position is "more likely than not" to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax position as of December 31, 2019.

Advertising - The Company expenses the cost of all advertising campaigns and promotions as they are incurred. During the year ended December 31, 2019, advertising expense amounted to $25,240, and is included as part of the operating expenses in the statement of operations.

3.   **PREPAID EXPENSES**

Prepaid expenses at December 31, 2019, consisted of the following:

	2019
Insurance	$ 3,628
Registrations and subscriptions	8,234
Total prepaid expenses	$ 11,862

4.   **CONVERTIBLE PROMISSORY NOTES**

	2019
On November 15, 2019, the Company promises to pay to the order of Egan Global Management, LLC the principal sum of $1,000,000, or, if less the outstanding amount of all advances and interest at fixed rate per annum equal to 15% computed on the basis of a 360 day year. Unless this Note is converted into common stocks, the principal and accrued interest of this Note will be due and payable by the Company at any time on or after October 31, 2021, at the Company's election or upon demand by the Holder.	$ 250,000
On November 15, 2019, the Company promises to pay to the order of RJW Consulting, LLC the principal sum of $50,000, or, if less the outstanding amount of all advances and interest at fixed rate per annum equal to 15% computed on the basis of a 360 day year. Unless this Note is converted into common stocks, the principal and accrued interest of this Note will be due and payable by the Company at any time on or after November 30, 2021, at the Company's election or upon demand by the Holders.	50,000
Total convertible promissory notes	$ 300,000

5.   EQUITY INCENTIVE PLAN

The Company agrees to issue restricted common and preferred stocks in the Company on the terms and conditions of an award agreement to be entered into between Consultants and the Company (an "Award Agreement") issued pursuant to an equity incentive plan to be adopted by the Company. The Award Agreement shall be subject to the terms and conditions of such equity incentive plan.

As of December 31, 2019, the Company executed the reservation of 25,000 shares to be issued upon the exercise of options granted pursuant to the 2019 Equity Incentive Plan, as follows:

Name of Grantee	Shares
Robert Wowk	7,000
Benny Freeman	500
Michael Egan	500
Geraldine Berkowitz	1,000
Kevin Reimund	500
Option pool	15,500
Total	25,000

6.   STOCKHOLDERS' DEFICIT

Stockholders' equity at December 31, 2019, consist of the following:

	2019
Preferred stocks:	
Convertible Series A-1, 35,000 shares authorized, issued and outstanding at December 31, 2019	$ 525,000
Convertible Series A-2, 2,500 shares authorized; 313 shares issued and 2,187 shares outstanding at December 31, 2019	3,121
Common stock, $0.00001 par value, 172,500 shares authorized; 66,450 shares issued and 106,050 shares outstanding at December 31, 2019	1
Additonal paid-in capital	14,456
Accumulated deficit	(786,027)
Total stockholders' deficit	$ (243,449)

In accordance with the Company's certificate of incorporation, the Company is authorized to 172,500 shares of common stock and 35,000 shares of Series A-1 preferred stock and 2,500 shares of Series A-2 preferred stock. The limitations and characteristics of the preferred stock will those the Board of Directors adopt through corporate resolutions. The Board of Directors decided to issue two classes of preferred shares with similar characteristics.

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof into an aggregate number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $15.00. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A-2 Preferred Stock, Common Stock or any other class ranking junior in right of payment to the Series A-1 Preferred Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Series A Original Issue Price, together with any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A Original Issue Price" shall mean $15.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A -1 Preferred Stock.

7.   **FUTURE EQUITY OBLIGATIONS**

The Company entered into a SAFE Agreement (Simple Agreement for Future Equity) with a Consultant for services to the Company. The Company agreed to pay in the form a SAFE Agreement the compensation amount of $2,000 per month and up to a maximum of $24,000 over the term of the Service Agreement.

This Agreement will expire and terminate upon the issuance of stock to the Holder or payment equal to the Compensation amount. At of December 31, 2019, the Company owed the consultant $13,000 in shared based compensation and present it as a SAFE Agreement in the accompanying balance sheet.

8.   **COMMITMENTS**

The Company is obligated under technology development agreement until September 9, 2020. Future minimum agreement payments related to this contract as of December 31, 2019, are as follows:

Years Ending December 31,	Amount
2020	$ 383,200

The Company has the exclusive option to negotiate and acquire a worldwide, exclusive, sub-licensable license from the Institutions to practice Patent Rights, under the terms mutually negotiated and agreed. This Agreement is effective as of the date of full execution by all Parties indicated on the Signature Page ("Effective Date"), and shall remain effective for one year, but shall be extendable for twelve additional months unless a sponsored research agreement is signed.

9.   **INCOME TAXES**

The Company operates under the provisions of a Tax Exemption Agreement from the Commonwealth of Puerto Rico pursuant to the terms of Act No. 20 2012, as amended. The tax exemption grant is in accordance with the applicable terms of the Act covering the performance of the eligible service activities for markets outside of Puerto Rico. Under the provisions of the Tax Exemption, the Company was granted a partial tax exemption from certain Puerto Rico taxes, including income taxes, personal and real property taxes, municipal taxes, among others applicable to Export Service Income ("ESI"), as defined in the grant, and eligible property. The exemption period is twenty (20) years. All income generated from the ESI activity of the Company shall be taxed at a 4% flat rate for income taxes. Municipal license taxes will be 60% exempt during the term of the grant. Municipal and State taxes on real and personal property will be 100% exempt for the first five (5) years starting on the effective date of the grant. Once the five (5) term of total exemption expires, the real and personal property will be exempt 90% for the remaining period of the grant.

ENERGY EXPLORATION TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

Non eligible services under the provisions of a Tax Exemption Agreement, the Company is subject to income taxes in Puerto Rico, at statutory rates which range from 20% to 37.5% depending on the level of taxable income.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Temporary differences given rise to the deferred tax asset at December 31, 2019, consist of:

	2019
Tax losses carryforward	$ 31,329
Less: valuation allowance	(31,329)
Net deferred tax asset	$ -

A valuation allowance is recorded if, based on the weight of availble evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2019, the Company recorded a valuation allowance for the entire deferred tax asset due to the uncertainty surrounding the timing of realizing certain tax benefits in future income tax returns.

At December 31, 2019, the Company had net operating losses carryforwards that may be offset against future taxable income and may expire as follow:

Year Ending December 31,	Amount
2029	$ 783,232

The authoritative guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns. Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as part of this accounting guidance.

The Company files income tax returns under the Internal Revenue Code of the Commonwealth of Puerto Rico and under the provisions of Act No. 20. The Company remains subject to income tax examinations for its Puerto Rico income taxes generally for 2019.

10. **RISK CONCENTRATION**

Financial instruments that potentially expose the Company to certain concentrations of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions. While the Company attempts to limit any financial exposure its deposits balances may, at time, exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). All deposit accounts are insured up to $250,000 per depositor, per insured bank. The Company has not experienced any losses on such accounts. As of December 31, 2019, the Company's cash deposits did not exceed federally insured limits.

11. **SUBSEQUENT EVENTS**

On March 11, 2020, the World Health Organization declared a pandemic given the recent outbreak of the novel coronavirus COVID-19. This pandemic has led to adverse impacts on the U.S. and global economies.

As a result of the pandemic, the Company is operating on a limited basis. The effect business disruption cannot be reasonable estimated at this time but may be material to the Company operations. In addition, the extent to which the COVID-19 impacts the Company results depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat it's impact, among others.

During the period from January 1, 2020 to April 2, 2020, the date the financial statements were available to be issued, the Company evaluated subsequent events and determined that there were no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements aside from the disclosed above.